Filed Pursuant to Rule 424(b)(3)

Registration No. 333-119560

JWH GLOBAL TRUST

Supplement dated September 22, 2005
to the Prospectus dated August 1, 2005

The following information supplements and amends the Prospectus, dated August 1, 2005, of JWH Global Trust (the “Trust”) relating to the issuance of $545,167,627 Units of Beneficial Interest in the Trust (the “Prospectus”).  This Supplement must be considered together with the Prospectus in determining whether to invest in the Trust.  Capitalized terms used but not defined in this Supplement have the meanings set forth in the Prospectus.

ACQUISITION BY REFCO GROUP LTD., LLC

On August 31, 2005, Refco Group Ltd., LLC (“Refco”) acquired from Cargill, Incorporated (“Cargill”) the global brokerage operations of Cargill’s subsidiary, Cargill Investor Services, Inc. (“CIS”) for $208 million in cash and future contingent cash payments of between $67 million and $192 million, based on performance of the acquired operations.  Refco funded the acquisition from working capital.  CIS was the owner of the Managing Owner.  The changes set forth below occurred in connection with Refco’s acquisition of the CIS global brokerage operations.  Please note that neither the brokerage fees, the advisory fees nor any other fees charged the Trust were increased as a result of the acquisition by Refco or as a result of the other changes discussed below.  John W. Henry & Company, Inc. continues as the Trust’s Trading Advisor utilizing the same trading programs as described in the Prospectus.

MANAGING OWNER

Refco’s subsidiary, Westminster-Refco Management, LLC, became the sole shareholder of the Managing Owner and changed the name of the Managing Owner to Refco Commodity Management, Inc.  References in the Prospectus to CISI are now references to Refco Commodity Management, Inc. unless the context requires otherwise.  The descriptions of the Managing Owner contained in the Prospectus continue to apply except that the Managing Owner is no longer a subsidiary of CIS but is now a subsidiary of Refco.  References in the Prospectus to the CIS Group are now references to entities that are affiliated with Refco (the “Refco Group”).  During the month of October 2005, the Managing Owner will be converted from a corporation to a limited liability company and its name will be changed to Refco Commodity Management, LLC.

In addition, as of August 31, 2005, the new directors and officers of the Managing Owner are as follows:

Richard C. Butt (born January 1956) is President and Director.  Mr. Butt, together with Ms. Cazenave, will make decisions regarding retaining or replacing the Trust’s trading advisor.  Mr. Butt has been President of the Refco Alternative Investments, LLC since July 2005 and, prior to that, was a Senior Vice President since November 2003.  He has also served as President of RefcoFund Holdings, LLC since October 2003.  He is in charge of development for hedge fund and structured note products, and the fund administration, operations and accounting for various products offered by the alternative investment division within Refco.  From January 2002 to October 2003, Mr. Butt was Senior Vice President of Global Distribution Strategies, Inc., a global financial products distribution firm. Between March 1999 and December 2001, Mr. Butt was responsible for the operations of the Orbitex Financial Services Group.  From July 1998 through February 1999, he worked as an independent consultant with various other companies. Prior to that, he worked for various firms including the Forum Financial Group, KPMG Peat Marwick LLP, Fidelity Investments and Price Waterhouse.  Mr. Butt received his certified public accountant designation in 1981 and holds an A.B. in Management Science from Duke University.

Annette A. Cazenave (born January 1956) is Vice President and Director.  Ms. Cazenave, together with Mr. Butt, will make decisions regarding retaining or replacing the Trust’s trading advisor.  She joined Refco on September 1, 2005 in connection with its acquisition of the global brokerage operations of Cargill Investor Services, Inc.  She joined Cargill Investor Services, Inc. in March 2004 with over twenty-four years of comprehensive experience in alternative asset management (futures, derivatives and hedge funds) marketing and business management.  Previously, Ms. Cazenave was VP, Marketing and Product Development, for Horizon Cash Management, LLC (January 2002 - March 2004).  Prior to this, she was President and Principal of Skylark Partners, Inc., (March 1993 – December 2001) in New York, a financial services consulting firm.  During this time, Ms. Cazenave acted as a consultant on behalf of Liberty Funds Group among others.  Additionally, Ms. Cazenave held senior level positions with ED&F Man Funds Division (now Man Investments) in New York (March 1986 - March 1993).  Ms. Cazenave began her career in August 1979 as a Sugar trader and holds a B.A. from Drew University and an M.B.A. from Thunderbird, The American Graduate School of International Management.

Keith D. Kemp (born November 1960) is Chief Financial Officer/Accounting Officer and Treasurer. Mr. Kemp has been Vice President of Operations for Refco Alternative Investments LLC since October 2003, where he is responsible for onshore and offshore product operations. Since August 2005, Mr. Kemp has also been the Chief Financial Officer for RefcoFund Holdings, LLC.  Prior to joining Refco, Mr. Kemp worked as an independent consultant from March 2003 to October 2003.  Mr. Kemp spent April 2002 to February 2003 traveling.  From July 2000 to March 2002, Mr. Kemp was Senior Vice President and Chief Operating Officer of Orbitex Fund Services, Inc., where he was responsible for fund accounting, fund administration and transfer agency. From February 1999 to July 2000, Mr. Kemp was Vice President at Orbitex Management, Inc., where he was responsible for onshore and offshore product operations. Mr. Kemp holds a B.S. in Accounting from the State University of New York.

The following are additional officers of the Managing Owner:  Audrey Blain Adams; Secretary and Erin Quinlisk Ryan; Assistant Treasurer.

As of August 31, 2005 the following persons are no longer directors or officers of the Managing Owner:  James A. Davison, Shaun D. O’Brien, Leslie S. Allan, Barbara A. Pfendler, Patrice H. Halbach, C. Robert Paul, Steven S. Andrews, Todd Urbon, Penelope J. Beckhardt, Anne R. Carlson, James Clemens, Lynn M. Dasso, Lillian Lundeen and Jeanne Y. Smith.

The Managing Owner and its principals may purchase Units.  As of August 31, 2005 the Managing Owner owned Units valued at approximately $3,326,613 or 1.04% of the ownership of the Trust and one of its principals owned Units valued at approximately $2,304.

The performance of the Trust is presented on page 17 of the Prospectus.

BROKERAGE ARRANGEMENTS

As of August 31, 2005, Refco’s subsidiary, Refco, LLC, became the Trust’s futures broker.  References to CIS in the Prospectus are now references to Refco, LLC unless the context requires otherwise.   The discussion of the Customer Agreement on page 66 of the Prospectus continues to apply to the Trust’s relationship with Refco, LLC as this agreement was assigned to Refco, LLC.  In addition, as of August 31, 2005, Refco Capital Markets, Ltd. became the Trust’s foreign currency broker.  References to CISFS in the Prospectus are now references to Refco Capital Markets, Ltd. unless the context requires otherwise. The discussion on page 66 of the Prospectus under the caption “The Foreign Currency Broker” continues to apply to the Trust’s relationship with Refco Capital Markets, Ltd. as the foreign exchange trading agreement was assigned to Refco Capital Markets, Ltd.  The description of CIS and Cargill on page 65 of the Prospectus is replaced in its entirety with the following description of Refco, LLC and Refco Capital Markets, Ltd.

Refco, LLC is registered as a futures commission merchant with the CFTC. Refco, LLC, and Refco Capital Markets, Ltd. are each subsidiary companies of Refco, Inc., and have their main offices at 550 West Jackson Boulevard, Suite 1300, Chicago, Illinois 60661 and Suite No. 542, 48 Par-La-Ville Road, Hamilton 11, Bermuda, respectively.

In the ordinary course of its business, Refco, LLC is engaged in civil litigation and subject to administrative proceedings which, in the aggregate, are not expected to have a material effect upon its condition, financial or otherwise, or the services it will render to the Trust.

SELLING AGENT

Refco Securities, LLC replaced CIS Securities, Inc. as the Lead Selling Agent.  References in the Prospectus to CISSI are now references to Refco Securites, LLC unless the context requires otherwise.  Refco Securities, LLC is registered with the U.S. Securities and Exchange Commission as a broker-dealer and is a member of the U.S. National Association of Securities Dealers, Inc.  Its main business address is One World Financial Center, 200 Liberty Street, New York, New York 10281.

PROPRIETARY TRADING

Because the Refco Group and some of its employees trade for their own accounts, the sentence on page 69 of the Prospectus that reads “The CIS Group and their employees are prohibited from trading for their own accounts” is deleted.  Records of proprietary trading of the Refco Group and its employees will not be available for inspection by Unitholders.

PRIVACY POLICY

The Privacy Policy on pages 78 and 79 of the Prospectus is replaced in its entirety with the following Privacy Policy:

Your Privacy Is Our Priority

The Managing Owner is committed to safeguarding the personal information that you provide us.  This Privacy Policy describes how we handle and protect personal information we collect about individuals who apply for or receive our products and services. The provisions of this notice apply to former customers as well as our current customers.

Why and How We Collect Personal Information

When you submit a subscription, we collect personal information about you for business purposes, such as processing your requests and transactions, informing you about products and services that may be of interest to you and providing customer service. The personal information we collect about you includes:

•  information you provide to us on subscription documents, applications and other forms, such as your name, address, date of birth, social security number, occupation, assets and income;

•  information about your transactions with us and with our affiliates;

•  information we receive from consumer reporting agencies, such as your credit history and creditworthiness, and other entities not affiliated with us; and

•  information you provide to us to verify your identity, such as a passport, or received from other entities not affiliated with us.

How We Protect Personal Information

We limit access to your personal information to those employees who need to know in order to conduct our business, service your account and help you accomplish your financial objectives, such as providing you with a broad range of products and services. Our employees are required to maintain and protect the confidentiality of your personal information and must follow established procedures to do so. We maintain physical, electronic and procedural safeguards to protect your personal information. We do not rent or sell your name or personal information to anyone.

Sharing Information With Our Affiliates

We may share personal information described above with our affiliates for business purposes, such as servicing customer accounts and informing customers about new products and services, and as permitted by applicable law. Our affiliates are companies controlled or owned by us, or companies controlling or under common control with our parent company (Refco Group Ltd., LLC) and us, and include financial service companies, such as dealers, brokers, futures commission merchants, advisers and other fund operators.

The information we share with affiliates for marketing purposes may include the information described above, such as name, address and Refco account information, but will not include other credit information, such as credit history appearing on a consumer credit report or net worth and income information appearing on applications for our products and services.

Disclosure to Non-Affiliated Third Parties

In order to support the financial products and services we provide to you, we may share the personal information described above with third-party service providers and joint marketers not affiliated with us, including:

•  financial service institutions (e.g., advisers, dealers, brokers, trust companies and banks) with whom we have joint marketing agreements, such as agreements to market financial services or products that we jointly offer, endorse or sponsor; and

•  companies under contract to perform services for us or on our behalf, such as vendors that prepare and mail statements and transaction confirmations or provide data processing, computer software maintenance and development, transaction processing and marketing services.

These companies acting on our behalf are required to keep your personal information confidential.

Also, we may disclose personal information to non-affiliated companies and regulatory authorities as permitted or required by applicable law. For example, we may disclose personal information to cooperate with regulatory authorities and law enforcement agencies to comply with subpoenas or other official requests, and as necessary to protect our rights or property. Except as described in this privacy policy, we will not use your personal information for any other purpose unless we describe how such information will be used at the time you disclose it to us or we obtain your permission to do so.

Accessing and Revising Your Personal Information

We endeavor to keep our customer files complete and accurate. We will give you reasonable access to the information we have about you. Most of this information is contained in account statements that you receive from us and applications that you submit to obtain our products and services. We encourage you to review this information and notify us if you believe any information should be corrected or updated. If you have a question or concern about your personal information or this privacy notice, please contact us or your Selling Agent.

This policy applies to the Managing Owner and each investment vehicle to which the Managing Owner or any of its affiliates serves as the general partner, managing owner, investment manager or the investment advisor.

Organizational Chart

The organizational chart on page 10 of the Prospectus is replaced with the following chart.

JWH GLOBAL TRUST

Organizational Chart

Other than JWH and the Trustee, all of the entities indicated in the Organizational Chart are Refco Group Ltd., LLC. affiliates.

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This Supplement is an integral part of the Prospectus and is to be read in conjunction with the Prospectus.